Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings:
(a) pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	(831)	(44,776)	6,030	105,098	40,177	46,706	273,523
(b) fixed charges	36,697	44,156	152,074	170,047	145,103	353,355	185,719
(c) amortization of capitalized interest	220	217	874	623	832	21	—
(d) distributed income of equity investees	8,104	6,126	30,143	22,197	18,944	13,250	678
(e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—
Less:
(a) Interest capitalized	(1,048)	(3,242)	(4,303)	(11,295)	(11,854)	(4,070)	(54)
(b) preference security dividend requirements of consolidated subsidiaries	—	(27)	(27)	—	—	—	—

Total	43,142	2,454	184,791	286,670	193,202	409,262	459,866

	Three Months Ended March 31,			Year Ended December 31,
	2012	2011		2011	2010	2009	2008	2007
Fixed charges:
(a) Interest expensed and capitalized	25,577	32,462		105,904	105,565	68,790	51,121	49,287
(b) amortization of debt expense and discount or premium and capitalized expenses related to indebtedness	1,332	1,331		5,580	11,752	6,682	2,077	1,856
(c) an estimate of the interest within rental expense	9,788	10,336		40,563	52,730	69,631	300,157	134,576
(d) preference security dividend requirements of consolidated subsidiaries	—	27		27	—	—	—	—

Total	36,697	44,156		152,074	170,047	145,103	353,355	185,719

Earnings to fixed charges	1.18	(A	)	1.22	1.69	1.33	1.16	2.48
(A) Additional pre-tax income from continuing operations before adjustment for income or loss from equity investees of $41,702 would be necessary to generate a ratio of earnings to fixed charges of 1.00